JOIN THE DIGITALLY IMPORTED COMMUNITY

Raised $396,113 from 620 investors on December 2017

Electronic music streaming service with a human touch

Since 1999, Digitally Imported has offered electronic music fans a way to listen to the music they love. By hand-curating our entire catalog, we make it easy to find good electronic music and stream it from our website and mobile apps. With millions of registered listeners to date, users can listen for free or upgrade to our Premium service.

tech   software   entertainment   app
b2c   music   saas



Ari Shohat
Founder and CEO
Ari Shohat is an entrepreneur with over 17 years of experience in streaming media. He founded DI in 1999 while earning a degree in Computer Science and has extensive hands-on Development experience.



The Digitally Imported Story

Why you may want to invest

1 Over $4,537,235 in revenue in 2016

3 422% growth in Active Premium Subscribers since 2010 (32,729 total)

4 495,000+ unique monthly listeners

5 28% of our audience tunes in every day, 78% tune in at least once per week

6 2012 winner of "Best Music App" at the International Dance Music Awards

7 2010 winner of "Best Global Radio" at the International Dance Music Awards

Our Ambition

The global electronic music market is valued at $7.1 Billion annually, and is growing fast with a 60% increase over the past 3 years. We have grown at a steady rate since 1999, but our vision is to grow DI.FM at a more rapid pace and take advantage of the booming electronic music market while it's hot. We plan to use investment money for aggressive user acquisition and converting more listeners to active Premium subscribers. Our plans also include expanding our services in the UK and Germany.

📄 Video Transcripts
📄 48_transcripts.txt

Why I Like Digitally Imported

I'm really proud to say my partnership with DI.FM is a longstanding one. The team there has been a fantastic supporter of the Corsten Countdown for countless years and their contribution towards pushing the show and the sounds of scene forward is truly amazing. Their radio platform has enabled not just myself but thousands of DJs all around the world to connect fans with new music. I look forward to continue being a part of the DI.FM family to grow their amazing radio network!



Ferry Corsten
DJ AND PRODUCER, FLASHOVER RECORDINGS

As one of our longest running partners, Digitally Imported has proven to be the perfect home for UMF Radio. Our channel serves as a flexible platform that enables our fans around the world to connect with us on a daily basis, reliving live performances from Ultra Music Festival and our other worldwide events.

Ultra Music Festival

Some services offer curated playlists, but the options are limited, it takes too much time to find a good one and often times the playlist gets played out and you have to find another. Enter Digitally Imported. Digitally Imported is the highest ranking and most listened to streaming radio network for electronic music fans around the globe.

Magnetic Magazine



Public Access - The New Economics of Online Music: How Listeners Will Pay for Free Streaming in 2016

Digital music services have explored a variety of business models in the quest to attain profitability, with most listeners inclined to ignore industry ups and downs. But whether listeners realize it or not, the era of blissful ignorance has just come
November 30, 2016 @ engadget.com



How Digitally Imported Will Become a One-Stop Shop for EDM

Digitally Imported, the Denver-based internet radio service catering to electronic music fans (also known as di.fm), today announced that it will integrate streaming radio, on-demand features and e-commerce into its business model, effectively
November 30, 2016 @ billboard.com



AudioHQ signs exclusive ad deal with Digitally Imported

AudioHQ has entered a deal to be the exclusive seller of audio advertising inventory for electronic music specialist Digitally Imported. The exclusive partnership is for the United States and will begin in 2017. Digitally Imported began a concerted effort this
November 1, 2016 @ rainnews.com



Digitally Imported launches track purchasing to complete "All Inclusive" platform

Digitally Imported (DI.fm), the electronic music destination, today announced that it has launched its track purchase program, completing an ambitious reinvention of its service as a one-stop portal for whatever kind of music consumption the user prefers.
May 27, 2016 @ rainnews.com



Discover Perfectly Curated Channels On The World's #1 EDM Radio Streaming Network

With the abundance of streaming services like Spotify, Apple Music, Amazon Prime Music and others, we are seeing one key problem, there's just too much music. Each service boasts the "biggest catalogue in the world" of music, which is great, but what
March 15, 2016 @ magneticmag.com



Digitally Imported announces audience growth metrics

Electronic music specialist Digitally Imported has released a status announcement of its audience growth. Increases in paid subscriptions to the listening platform have been accomplished, and in today's report are broken out by monthly and annual
March 2, 2016 @ rainnews.com



Digitally Imported Radio Optimizes Its Interface For Tablets And Landscape Orientation

If you want to stream electronic music, Digitally Imported (di.fm) is one of the best sources you can turn to. The service's Android app, Digitally Importe... by Rita El Khoury in Applications, News
February 2, 2016 @ androidpolice.com



Digitally Imported for Android now tablet optimised and it looks good - Ausdroid

I wrote about Digitally Imported a little while back when I discovered that it supported Chromecast, even though the feature had actually been available for a few months. I'd never noticed. Anyhow, Digitally Imported - for those that don't know - is
January 29, 2016 @ ausdroid.net

Personalized Online Radio For Electronic Music Fans





DI.FM is devoted entirely to quality electronic music. At other companies such as Pandora, Spotify, and Apple, electronic music has become a commodity that gets lost in the sea of other available music. Listeners have to do a lot of digging to find what they're looking for. DI.FM is the premiere service for those with a deep passion for electronic music.

Human curation is the central pillar of our mission to continually deliver the best online musical experience. Our reputation is built on filtering content, and our curation allows listeners to enjoy what is termed a "lean back experience." When you start listening, we want the music to continue to be so good that no skipping is required. Our listeners trust us to play what they want to hear.



JOIN THE DIGITALLY IMPORTED COMMUNITY

Raised $396,113 from 620 investors on December 2017

growth in active premium subscribers since 2010.



Mobile App Downloads (2016): 9+ Million

Unique Paid Subscribers (2016): ~43,600



Our mobile application has been downloaded and installed over 9 million times, and has gained considerable traction over the past 5 years.

Timeline



Digitally Imported Founded By Ari Shohat

DI.FM founded to share electronic music with fans around the world.

December 1999

10,000 Concurrent Listeners

Concurrent listener numbers peak at over 10,000 for the first time.

October 2002

October 2005

Reached 50,000 Concurrent Listeners On Our Channels For The First Time

August 2010

iOS App Launch

DI.FM app featured on the iTunes App Store making it to the #6 spot for music apps.

Android App Launch

DI.FM Android App is featured on Google Play resulting in 1.5 Million downloads in a month.

July 2011

January 2013

DI.FM Reaches 1 Million Registered Users

DI.FM surpasses 4 Million Registered Users

March 2016

September 2016

DI.FM Mobile Apps Surpass 9 Million Total Downloads

Next Steps

Our goal is to progress with our continuous technology improvements and grow the service by acquiring new listeners at a much greater pace than ever before. For user acquisition, we have run a number of tests and have learned our costs for acquiring new listeners and Premium subscribers, and we now know how to do this profitably. Our next steps are centered around marketing through a variety of channels to tell more people about DI.FM, win over new listeners, and then convert them to our paid Premium subscription.





Share In Our Passion For the Vibrancy of Electronic Music

Dear fans of DI.FM and prospective investors,

From humble beginnings in my university dorm room, DI.FM has grown into what is today the largest streaming company dedicated exclusively to electronic music.

I started DI.FM because as I fell in love with the beats and the vibrancy of electronic music, my real passion became sharing and exposing it to others. I had no doubt that many others would love the music as much as I did, but since there was nowhere else to get it I set out to make a way for people to access it from anywhere.

Now with over 90 channel curated by hand, millions of listeners, app downloads, and registered users, DI.FM today continues that same mission of spreading the best electronic music to familiar and new fans alike. In further pursuit of this effort, and for the very first time since I founded the company, DI.FM is briefly opening its doors to a limited investment round, offered here through the Wefunder platform. It's a new step forward for us, but we're doing it with the purpose of expanding our reach and accelerating our growth.

We are asking our community of fans and others on Wefunder to invest in DI.FM to help us reach our essential next goals. It's a unique opportunity and it lets you directly participate in making DI.FM an even bigger success.

While there's a lot of detail on our Wefunder page, I would like to share with you the most personal reasons why I believe investing in DI.FM now is a good idea:

(SHOW MORE)



Digitally Imported, Inc.
Expires December 12, 2017

Crowdcheck Verified Report

Click to see Crowdcheck's Verified Check which confirms that the company is complying with the requirements of the Securities and Exchange Commission's Regulation CF.

Founder

Gregory Ari Shohat, Chief Executive Officer Gregory Ari Shohat is currently the Chief Executive Officer of Digitally Imported, Inc.. He has served in that position since founding Digitally Imported, Inc. (formerly known as Webmedia Consulting, Inc.), from August 2000 to the present date. Prior to being able to work full time at Digitally Imported, Ari worked in the field as a software developer between 1999-2002. During those years, his positions varied from corporate environments such as at the Depository Trust Company and News Corp, to boutique solutions providers such as The Sloan Group and Archaio LLC. Ari holds a BA degree in Computer Science from Pace University. Prior to graduating from Pace, he completed his initial two years of college pursuing a BS degree in Computer Science at Binghamton University of New York. **Eloy Lopez. President and Chief Operating Officer** Eloy Lopez is currently our President and Chief Operating Officer. He has served as Chief Operating Officer from July 2011 to the present date, and began serving as the President starting October 2015. Eloy oversees the company's marketing strategy, software development and content supply chain as COO, and business development and overall strategy as President. Prior to working at Digitally Imported, Inc., Eloy co-founded Beatport in 2004 and served as its Chief Operating Officer and President until leaving the company in June 2010. During his tenure at Beatport, Eloy managed the organization's software development and content supply chain strategies. He assisted Beatport in securing a $12MM investment from the New York firm Insight Venture Partners in 2007, and eventual sale of the company in 2013 to SFXii. He is also a co-founder of Irrupt.com, a music sample library site also specializing in electronic dance music genres.



Ari Shohat
Founder and CEO
Ari Shohat is an entrepreneur with over 17 years of experience in streaming media. He founded DI in 1999 while earning a degree in Computer Science and has extensive hands-on Development experience.

Raised $396,113 From 620 Investors

$396,113

December 2017



Mohammad Saffarini
I'm a CFO, with a background in food production, interested to invest in technology startups, I believe in diversification investments.



Jimmy Adkisson
My name is Jimmy, from Westminster California and I am 40 years old



Antonio Aranda
Retired professional "Formula Cars" racing driver, active and vivid sports enthusiast, LA based entrepreneur and electronic music lover!



Michal Janiszewski
UX Architect at DI.FM



Ievgen Savenko
Former top manager of a big company



Graeme Duffey
IT Professional - Melbourne, Australia

MORE INVESTORS

Interview

WF: What is Digitally Imported? ^   – COLLAPSE ALL

DI: Digitally Imported, or DI.FM as we refer to our brand, is an Internet radio service focused on electronic music. I started it in 1999 as a hobby when I was away at college. I found it really odd and frustrating that I couldn't find a lot of the music I enjoyed, which at that time was electronic music mostly coming from Europe. It just wasn't available on any US radio stations, so I thought that broadcasting it via Internet radio would be a good way to reach an audience.

Once I created DI.FM, I quickly found that it attracted a lot of online listeners. At that time I launched the stream on a service called SHOUTcast, which was a directory of Internet radio stations. I quickly saw that my channel had climbed to the top of the station rankings and was virtually number one for a long time. That's what showed me that it wasn't just me who was interested in this music. A lot of other people were interested in electronic music and like me they just didn't have an outlet for it. I continued to grow the service as a hobby. It took a few years for it to grow into a full-time business. In the beginning, it was just about one channel and a certain style of electronic music, but with time I started to expand into a few different types of electronic music.

What makes DI.FM different is that from the beginning and to this day all of our content is presented through curation. Real people who love electronic music put the channels together diligently and work to get the very best for a multitude of genres of electronic music. We don't offer just dance music; DI.FM features other styles like chillout, drum & bass, lounge, techno, and many others.

The goal of DI.FM is to bring to the forefront the very best of electronic music to present listeners with a highly curated, lean-back listening experience in whatever style of music they enjoy. We're staying true to the mission and have focused only on electronic music, but keeping in mind that there's a wide spectrum of styles that exist in the world.

WF: When did you realize your hobby could be a viable business? ˄

DI: I was already in college at that point and studying computer science. I had already expanded to maybe five or six different channels, and had hundreds of thousands of listeners coming to our site per month. That's when I felt that it was time to launch this as a business. I did it by putting together a subscription service that allowed people to listen to the channels without commercials. That was the main attraction, but to be honest, back then in the early 2000s, there wasn't much advertising to put into a streaming operation. This was very much in its infancy so it was primarily about subscriptions before that became the popular way to go.

WF: Where does DI.FM fit among other music apps? ˄

DI: DI.FM is a boutique service that pays attention to our specialty, which is electronic music. At other companies such as Pandora, Spotify, Google, and Apple, electronic music has become a commodity and it gets lost in the sea of other music that's available on those services. Listeners have to do a lot of digging to find what they're looking for there.

At the end of the day, their functionality may differ a little bit but they're essentially all offering the same catalogs. It's like going to a McDonald's or a buffet with everything versus going to a specialty restaurant. Sure, we may not be as big and we may not be a huge national chain, but we are a boutique service and we specifically cater to our type of listeners. If you are a fan of sushi, you're going to go to a restaurant that specializes in sushi and not the place with sushi on the buffet. The listeners we serve are people who really care about the distinctions we make between different sub-genres of electronic music. It's not all the same for us. We don't bunch everything together under "dance music," we have over 90 distinct channels streaming curated content from each of these different subgenres of electronic music 24/7.

Our curation allows listeners to enjoy what is termed a "lean back experience." When they start listening, we want the music to continue to be so good that they don't need hit the "next" button to skip to another song over and over again - the music should be so good that it just flows. We want our listeners to trust us to play what they want to hear, and they already very much do.

WF: Who are your customers and where do you find them? ˄
DI:

We have been growing through word of mouth all of these years. We are a service that until now never had any outside investment - this is our first experience with fundraising. We kept the company private and all the growth that we have had over the years was through using the money we earned through the business. Now, word of mouth extends to people telling each other about DI.FM, but there are other methods such as getting listed in certain radio directories or app stores so people are able to discover us that way. If they search for electronic music, we likely come up pretty high if not number one in all those areas.

We haven't spent a lot of money on marketing to bring in new listeners, so it has mostly been through their own discovery and word of mouth. One of the main reasons we're doing this round of crowdfunding is that we want to jumpstart this growth by spending more significant money on user acquisition.

WF: How does DI.FM make money? ˄
DI:

We make money three ways. For the first two, the DI.FM service generates revenue through advertising and subscriptions. On the advertising side, we make money by selling audio and visual ads that listeners hear on the stream and see while they're listening on the website and mobile apps. We also make money from selling subscriptions to our premium service, which gives people access to even higher quality streaming without the advertising. DI.FM Premium is our main revenue source at the moment. Advertising used to be higher at certain points, but now premium accounts for a bigger portion of revenue.

The third revenue source is lesser-known to our audience, and it comes from our service-based platform. Because we own our own stack and the technology that runs our platform, we can monetize the platform by licensing to other Internet radio brands. For example, we provide the backend technology that runs services such as JAZZRADIO.com, ROCKRADIO.com, and a couple of others that pay to use the same platform as DI.FM to monetize their own users through ads and marketing integrations.

WF: Do you see more of your growth coming from adding more subscribers or in the B2B area? ⌃

DI: Our focus at the moment is growing DI.FM. We have contracts with our established clients for the platform use, so they're staying. We're not focusing on necessarily growing the business-to-business side, although if something comes along we'll look into it. The focus now is on growing the DI.FM user base, making the service stickier, and monetizing it effectively.

WF: How do you measure user happiness and engagement? And what numbers are you looking to for improving the product? ⌃

DI: One of the things we look at is how many people continue to subscribe. We have a very high number of people who continue to subscribe month in and month out, so that tells us the service is sticky long-term. Some of the numbers that we like to look at are metrics related to the number of streaming hours used and if people continue to use the service after registration or at what point they drop out.

WF: What helps DI.FM stand apart from everything else and be a place listeners come back to? ⌃

DI: The music and the curation of it are the most important. We bring a human touch to all of the music being played on our service. It's not just algorithms or computers guessing which tracks will go well together. We also work hard to develop the tools to make the listening experience continually better when people come back month after month to tune in.

This fundraising campaign is an opportunity to get in on owning the "Spotify" of electronic music. I strongly feel that because of our history of being lean, responsible, and smart when it comes to music and technology, that this is a solid investment. I feel confident that our team will work hard for the investors. For our listeners and the fans of the music, this is also an investment into keeping electronic music independent from the influences of very corporate interests. This is where our passion comes in, and I think it's important that people invest in a business where the founders and employees are fans themselves. It's important to invest in a service where people are passionate about what they do and want to keep it alive

WF: How do you get the music? ⌃

DI:

That can be a bit of a loaded question. These days we generally have a lot of music coming directly from labels or record pools. We have a team of curators that goes out and listens to a ton of music and they select only a small percentage to stream on DI.FM. Each curator likes to listen to the music coming from different sources, including a combination of license deals that we have with certain distributors. We also have record pools that we can pull music from because the labels set them up for the purposes of promotion, and a lot of the music is purchased from digital download sources that allow us to use the music because we're a licensed streaming service that's going to pay royalties on the plays.

WF: What are your goals for the next year? ⌃

DI: On a high level, our goal is to progress with some of the technology changes and improvements that we're constantly making and grow the service by acquiring new listeners at a much greater pace than ever before.

On the tech side, one of the things we're working on is making our service more interactive. Right now if you come to our service and you want to replay a track or your favorite tracks, that's not something we're able to let you do for licensing reasons. One of the projects that we're working on is to go out to different label distributors and made deals with them so we're able to use their content in fully interactive ways. That would mean they would let us use the content and replay it or skip forward or make it into a custom playlist. It's a challenge for us to go out and start making deals with a lot of these independent labels, but we have been making them already and are confident that we can continue doing so.

For user acquisition, we have run a number of tests and have learned our costs for acquiring new listeners and Premium subscribers, and we now know how to do this profitably. We plan on marketing through a variety of channels to tell more people about DI.FM, win over new listeners, and then convert them to our paid Premium subscription.

WF: What's the long-term vision for DI.FM? ^
DI:

I want DI.FM to be a service where when people want anything related to excellent electronic music, they first think of us first, and they know that if they come to DI.FM, they'll be able to find excellent electronic music in myriad ways. All the different functionality that you would expect from a fully-built service -- playlists, repeats, skipping, and backtracking -- I want it all found on DI.FM but specifically geared for electronic music. That's my dream and I don't think we're far from it.

WF: What worries you the most about the future? ^
DI: To be quite honest, the biggest worry I have in this business is tied to the streaming music royalty rates. I am not losing sleep over building the technology because I think we have a capable team. We know what we're doing, and we know what the listeners really enjoy and like. But to operate in the environment that we have, where the royalty rates are sometimes making the margins a little too thin, doesn't always leave us with a lot of room for spending on user acquisition. I'd say that's the only thing that keeps me up at night.

WF: Who is on your team? ^
DI:

I founded the company. From the very beginning, I was a computer science major and I built the earlier versions of the business, the code for the subscription service and some of the streaming technology. That was how I learned programming and various related things, so what I bring to the table is the concept for how the business and the service should perform, plus I have the technical knowhow to understand the technology behind it and how it needs to grow.

Then we have Eloy Lopez who joined us quite a number of years ago. Eloy also has a very interesting background. His relevant previous experience was at Beatport, which is one of the world's biggest digital retailers selling electronic music. Eloy is one of the co-founders of that service, having served in various executive roles after founding Beatport. Eloy brings an excellent level of managerial experience to the team having operated a bigger company than DI.FM. After Eloy was no longer at Beatport, he reached out to me to find out more about DI.FM. He's also a diehard electronic music fan so we got together to talk about it. One thing led to another, and he came onboard as our Chief Operating Officer and now President of DI.FM.

Since 2013, Eloy has built our Marketing team, which is headed by Alaina Bravo. Our Content team is headed by Christina Duran, who also came from a strong background in electronic music including some time at Beatport. Finance and Accounting is led by Emily McCullough who has an unmatched understanding of music-industry reporting and royalties. Our team of engineers and developers is led by Jo Friedman, who brings many years of experience to the team. In total, we have about 35 people full-time with the company right now.



Ask a Question

Type your question here...   ASK QUESTION

Boo Boo MooMoo   Oct 23 2017

I'm confused too. What do i get from this? This is basically a donation, right?

ANSWER   IGNORE

Randolph J Lieberman   Mar 24 2018 ⌄

Can we also invest in https://wefunder.com/trebel,
$149+ In addition to shares in the company and a lifetime of free offline music,
investors who invest $149 can choose from their favorite Trebel SWAG. High quality
cotton T-shirt, super-loud Trebel hat, or subtly cool laptop sticker.
$399+ In addition to shares in the company and a lifetime of free music, an investment
of $399 or more gets the SWAG choice, but also gets an exclusive early notice of newly
released music and a set of Trebel earbuds to listen to their favorite songs.

ANSWER   IGNORE

Sam Fisher   Feb 16 2018 ⌄

I think what DIFM is creating a masterpiece of electronic art and I will invest in the
future for sure

ANSWER   IGNORE

Julian Boswell INVESTOR   Feb 2 2018 ⌄

Hi Evan I just received notice that my investment in Digitally Imported had been
canceled.
Cancelation Reason: "We were legally required to cancel your investment because there
was a material change to the offering and you did not reconfirm". I never received any
email saying it was cancelled. Can I still be an investor.

ANSWER   IGNORE

Dan Kelliher   Nov 23 2017 ⌄

Love the service, happy to support. This is a true "speculation vs. investing" moment.

ANSWER   IGNORE

Kurwa Barada   Nov 12 2017 ⌄

Hi guys. I have been using DI.FM services since 2009, the couple of past years what I
mainly see is you're getting more hungry every time. First you restricted external
media player usage, then you brought popups wich stop the stream plaing until I hit
the button, the ads became realy frequent, and now you have started investment
program. You realy made bad life for free listeners. So, why bothering? Why don't you
make your service with required subscription? Tell the peple to pay, or just get the hell
out. Make a one week trial period, and just delete all non-paying bastards, this will
reduce the load on your servers because all the jack asses are gone now, so that you
can provide better services for premium users.

I am a free listener, and just disappointed of where it all goes. Good luck to you, guys.

ANSWER   IGNORE

Koren Bernardi   Oct 16 2017 ⌄

I produce an electronic music festival and DI.FM would be a perfect match - who can I
reach out to about partnerships?

ANSWER   IGNORE

Oliver Holmes STOCKHOLDER   Sep 29 2017 ⌄

Thanks for the reply, FWIW I always believed in the "built not bought" saying. It seems
the company is going to take out a loan it will never have to pay back. Hope it works
out for you.

ANSWER   IGNORE

Col Miller   Sep 27 2017 ⌄

What would i get for a $100 investment. And can i sell it in the future?

ANSWER   IGNORE

Richard D. Fisher FINANCIAL STAKEHOLDER   Sep 24 2017 ⌄

I renewed my premium subscription to Digitally Imported internet music last month.
Before I could get it streaming for hours on end. Immediately after renewal it will cut
out after playing 1 or 2 songs maximum. Any ideas of how to correct that?

ANSWER   IGNORE

Clyde Nelson   Sep 21 2017 ⌄

Not wanting to belabor what might be obvious …. what is electronic music exactly?

ANSWER   IGNORE

Chris Dirks   Sep 21 2017 ⌄

How does this investment make me money in the future?

ANSWER   IGNORE

Carlos Eduardo   Sep 20 2017 ⌄

If i invest 100 or 200 , when i should expect my investigar return?

ANSWER   IGNORE

Achim K   Sep 20 2017 ∨
How can I ofter DJ-Mixes to DI.FM?
ANSWER   IGNORE

Jason Abellada   Sep 20 2017 ∨
Two questions: 1. How many of your premium subscribers have been so for more than a year? and 2. What is the strategy for ensuring premium subscribers continue their membership long term, and not just for a couple months?
ANSWER   IGNORE



Eloy Lopez   Sep 21 2017 ∨
Hi Jason. 77% of subscribers are retained for longer than one year. Our strategy for retaining Premium users is based in consistently curating the best content on their favorite channels, and marketing the content to people based on their favorite channels and listening preferences. We plan to increase our drip-marketing efforts and introduce additional retention and recovery efforts like win-back campaigns and exit surveys, too.

Evan Nass   Sep 18 2017 ∨
Perhaps I'm confused here. This is a closed Corp with one guy owning and controlling 90%+ of the company. The stock pays no dividends and yields nothing. Because it's not public it would be next to impossible to sell (especially if tanking) and after 4M in income your net is 50k a year. You have little to no physical assets (other than your key staff which could leave at any moment). So how does 50k ever become 12 million? And even if it does, how does my investment go up in value? This seems more like a gift than an equity purchase.
ANSWER   IGNORE



Ari Shohat Founder and CEO `FOUNDER`   Sep 18 2017 ∨
Hi Evan: if one is looking for dividends or guaranteed liquidity then this is not the investment for them. If you believe in what we do at DI.FM, however, it is worth reviewing the fundamentals posted.

The employees are obviously not assets, they indeed can walk. But the revenue the company makes does not walk away. Not only are the brand and the customer base itself assets, but we have built an entire streaming platform powering DI.FM and others if you read through the material. This is our intellectual property and something worth a lot in my opinion.

Finally, in tech plenty of companies have liquidity events with just revenue and no real profits. We have chosen to always invest further into growing the company instead of distributing profits, and I think this appeals to many prospective investors.

Ruslan Kharlamov   Sep 18 2017 ∨
The percentage of stock that DI offers to investors this time, is it 12.1%? Are they all common shares? How would investors eventually sell their shares? Do you envisage further offerings in the near future? Thanks!
ANSWER   IGNORE



Ari Shohat Founder and CEO `FOUNDER`   Sep 18 2017 ∨
Ruslan: our minimum target raise this time is $250k. That'd make it ~2% out of $12M valuation (rounding off here). If $1M is raised, that'd put it at roughly 8.3% pre-money valuation.

I can't emphasize it enough that all these details are officially stated in our Form C filing, please refer to it for a bunch of good and important information:
https://www.sec.gov/Archives/edgar/data/1716675/000167025417000256/documents_list.htm

These are class B common shares with no voting rights (that's also all listed in Form C link above).

We may have further offerings in the future, however at this time it is early to tell. The success of this campaign will probably play into that decision whenever it is made.

Bakonyi Daniel   Sep 18 2017 ∨
Will DI.FM support external players like a few years ago?
ANSWER   IGNORE



Ari Shohat Founder and CEO `FOUNDER`   Sep 18 2017 ∨
Bakonyi, we presently support a number of external players for our Premium subscribers. We are also exploring various integrations, and some are already on our roadmap, such as Sonos. There are no plans to extend this to non-subscribers at this time, as the business model would become less sustainable if we were to make this functionality open to non-subscribers of Premium as well.

Erik Umenhofer   May 11 ⌄

This is more of a product question, and I am not sure it was answered. But a few months ago the main distribution platforms (web/mobile) changed from a radio streaming service to a more of a spotify/pandora playlist service (when you tune in, it now starts a new song instead of everyone listening to the same). Most of the communities that i follow such as Reddit have seen this move as very negative. The reason we loved DI was because it was a radio and not a playlist service. Are there plans to return to this ever, which would also play in with the concept of live shows, which honestly are the biggest value add of the service.

ANSWER   IGNORE

 **Ari Shohat** Founder and CEO `FOUNDER`   May 13 ⌄

>when you tune in, it now starts a new song instead of everyone listening to the same

Erik, this has been reverted to start at same song, or show. But we do have our own hybrid version where even though shows start at same time, and tracks also start at same time with others, it may diverge based on personalization from then on. That change was already reverted a month or so ago, if you haven't noticed.

Kris Gruttemeyer `INVESTOR`   Dec 26 2017 ⌄

Hi Ari, I've been a di.fm premium listener for over 6 years now. Can't say enough about the service and how it's grown, well done! Regarding your data and it's security, you stated that you haven't had a security audit performed by anyone (SOX, SSAE-16, etc). Is that on your IT roadmap for 2018? As a data professional (DBA), this seems awfully odd to ask for investments but your IT team hasn't done something as basic as getting a security audit on your servers. I know you may not store mountains of PII but I'd also like to know that your sa password isn't 'password'. An official security audit would certainly alleviate that concern. Also, can you tell us if your infrastructure is hosted locally or in a cloud-based solution (such as AWS, EC2, Azure, etc).

ANSWER   IGNORE

 **Ari Shohat** Founder and CEO `FOUNDER`   Dec 26 2017 ⌄

Hi Kris, I stated we haven't had a third part audit performed. While that's correct, it does not mean we do not take security seriously internally. Rest assured our password isn't "password." Saying a third party audit wasn't done is not the same thing as not treating it seriously, there are a few instances in various disciplines where an external 3rd party audit of "X" isn't always necessary. We are always evaluating where we are, and as a rule do not like publicizing our infrastructure in detail. What I can say is that presently it is a combination of self-hosted and cloud-based solutions, and these evolve annually as well. If I were to explain that we have conducted a 3rd party security audit say 12 months ago, one could make a case that it could be obsolete by now since these things aren't static internally and systems evolve and grow.

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